

December 21, 2011

<u>Via U.S. Mail</u>
Mr. Cheng-Yu Wang
Chief Financial Officer
Maxsys Holdings, Inc.
22817 Ventura Blvd., #462
Woodland Hills, CA 91364

> **RE: Maxsys Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Quarter ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 0-53148**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The staff has received a SECPS letter dated November 10, 2011, from Vasquez & Company LLP notifying the Chief Accountant of the Commission that the registrant's auditor/client relationship has ceased. As such, please file the Item 4.01 Form 8-K immediately. The filing was due on the fourth day following the date the relationship with Vasquez & Company ceased. Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

2. Please file your Forms 10-Q for the periods ended June 30, 2011 and September 30, 2011. Refer to General Instruction A to the Form 10-Q. In addition, please ensure that you comply with the XBRL rules which require that interactive data be submitted as an exhibit to your periodic reports beginning with the June 30, 2011 Form 10-Q.

Form 10-K for the Year Ended December 31, 2010

General

3. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 9A – Controls and Procedures, page 14

General

4. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

Management's Report on Internal Control over Financial Reporting, page 14

5. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 20010. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting in accordance with Item 308 of Regulation S-K. Please ensure that your amended filing also includes currently dated management certifications that refer to the Form 10-K/A.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting

> Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and
>
> • the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 15 – Exhibits, page 22

Financial Statements, page 25

General

6. We note that you have not included a report of independent auditor, and your financial statements for the years ended December 31, 2010 and 2009 and for the period from September 5, 2007 (inception) to December 31, 2010 are presented on an unaudited basis. Please amend your Form 10-K to include a report from your independent auditor that complies with the requirements of Article 2 of Regulation S-X.

Form 10-Q for the Quarter Ended March 31, 2011

General

7. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief